DEPOSITARY RECEIPTS May 25, 2018

Depositary's Notice of the 37th Annual General Meeting of Shareholders of Infosys Limited:

ADR/GDR Issue:	Infosys Limited			
CUSIP (1):	456788108	(DTC Eligible)	**DR ISIN:**	US4567881085
Country:	India			
Meeting Date:	Annual General Meeting of shareholders on June 23, 2018, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India.			
DR Record Date:	May 21, 2018			
Voting Deadline:	June 15, 2018 at 10:00 AM (New York City time)			
Meeting Agenda:	The Company's Notices of Meeting including the Agenda can be found via the web as advised below.			
Ratio (ORD:ADR):	1 : 1			

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the Infosys Limited (the "Company") American depositary share ("ADS") program has received notice from the Company of an Annual General Meeting of Shareholders (including any adjournment thereof, the "Meeting") currently scheduled on the date set forth above. The Company has instructed us to inform Registered Holders (as defined below) that its Annual Report distributed to the Company's shareholders in India ("the Indian Annual Report") and Notice of Meeting from the Company which includes the agenda can be found on the following website www.infosys.com/investors.

In accordance with the terms of the Second Amended and Restated Deposit Agreement governing the program, registered holders on the books of the Depositary of Infosys Limited ADSs at the close of business of the above-specified ADS Record Date ("Registered Holders") will be entitled, subject to any applicable provision of Indian law, of the ordinary shares or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares represented by their respective American Depositary Shares. A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavour insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Shares of the Company to notify such instructions to the Chairman of the Company, or such other person that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Shares in the direction so instructed by such Registered Holder vote or cause to be voted the amount of Shares represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

If the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities.

Registered Holders are advised that if the Depositary does not receive a properly completed voting instruction form from any Registered Holder on or before the Voting Deadline set forth above, such Registered Holder shall be deemed, and, pursuant to the requirements of the Deposit Agreement, the Depositary is required to deem such Registered Holder, to have instructed the Depositary to give

discretionary proxy to a person designated by the Company to vote the Shares represented by such Registered Holder's American Depositary Shares; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered an acceptable legal opinion to the Depositary. At this time the Company has not notified the Depositary as to any of (i) – (iii) so, assuming the Depositary receives the legal opinion described in (y) above, deemed discretion will be provided for those Shares represented by American Depositary Shares for which a voting instruction form was properly completed and timely received.

Registered Holders and persons and/or entities having a beneficial interest in any ADSs ("Beneficial Owners") are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Registered Holders or Beneficial Owners generally or any Registered Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) save for applicable provisions of Indian law, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of any such vote.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

You may obtain a paper or email copy of the Indian Annual Report, free of charge, by sending a written request to the Infosys Limited registered office at Electronics City, Hosur Road, Bangalore-560 100, or by sending an email to investors@infosys.com, Attention: Manikantha AGS, Company Secretary. In addition, the Annual Report on Form 20-F may be accessed through the SEC's website maintained at http://www.sec.gov once filed.

For more information, contact:
Duewa Brooks
Issuer Services -Depositary Receipts
212 250 1305 phone
800 821 8780
732 544 6346 fax
dbemails@astfinancial.com